FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of June, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Expansion of Non-life Insurance Operations and Entry to Life Insurance Market in Malaysia

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: June 18, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
June 18, 2010
MS&AD Insurance Group Holdings, Inc.
Expansion of Non-life Insurance Operations and Entry to Life Insurance Market in Malaysia
Mitsui Sumitomo Insurance Company, Limited, a consolidated subsidiary of the Company, has agreed to form an alliance involving the non-life and life insurance business with Hong Leong Financial Group (hereafter “HLFG”), a well established local conglomerate. The detail of the agreement is as set out in the attachment.
No change is to be made to the earnings forecast of the Company for the fiscal year ending March 31, 2011 released on May 20, 2010 in connection with this alliance.

     June 18, 2010
Mitsui Sumitomo Insurance Company, Limited
MSI sets to enter Life Insurance Business in Malaysia as well as Expand its Current Non-Life
Insurance Business
Mitsui Sumitomo Insurance Co., Ltd. (President: Yasuyoshi Karasawa, here after “MSI”), has reached a basic agreement to form a strategic alliance involving the non-life and life insurance business with Hong Leong Financial Group (hereafter “HLFG”), a well established local conglomerate. This agreement followed approval that MSI has received from the regulatory authorities in Malaysia. We plan to launch the alliance in this autumn.
To proactively invest in non-life and life insurance business overseas is one of MSI’s driving strategies towards achieving sustainable growth. The alliance with HLFG will allow MSI to simultaneously achieve expansion of its current non-life business and entering the life insurance market, in Malaysia which is one of the most strategically important countries in Asia.
MSI intends to take this opportunity to further accelerate its ongoing effort in establishing a stable business base in the Asian market.
1. Overview of the Alliance
(1)	Non-Life Insurance Business

The non-life insurance business portfolio of Hong Leong Assurance Berhad (hereafter “HLA”), a subsidiary of HLFG, will be merged with that of MSIG Insurance (Malaysia) Bhd. (hereafter “MSIGM”), a subsidiary of MSI. As a result, shareholders’ equity of the enlarged MSIGM will be 70%* owned by MSI and 30% owned by HLFG, creating the second largest non life insurance company in Malaysia by premium income.
*  MSI’s share includes approximately 5% of shares held by minority shareholders.

(2)	Life Insurance Business

MSI will purchase 30% of outstanding shares in HLA for the price of RM 940 Million, approximately JPY 25.4 billion, thereby entering the life insurance market in Malaysia holding a stake in a well established life insurance company ranking No.6 by premium income in the market. MSI will second officers and employees, transferring technical know-how on life insurance with more innovative products and underwriting support with the objective of supporting HLA to become a top rank life insurer in Malaysia at an early stage.

(3)	Specific actions/ Objectives of the Alliance
(i)	Expanding Insurance Sales through Bancassurance

We will expand our sales force of both the non-life and life insurance business through bancassurance at HLFG’s bank subsidiary.

(ii)	We will supply distinguished non-life and life insurance products through the synergy effect of MSI and HLFG which will bring together the respective brand strengths, business bases and insurance business know-how, simultaneously MSI aims to further enhance the corporate value of MS & AD Insurance Group.

2.	Purpose and Background of the Alliance
(1)	Malaysia, with a population of approximately 28 million, is a politically stable country experiencing one of the most remarkable growth surges in Asia, also with further growth potential in the insurance market.

(2)	The alliance will, all together, bring about MSI’s expansion in the non-life insurance market and entry into the life insurance market, in the Asian region which is strategically important and considered as one of the growth areas for its overseas business. MSI believes this is a valuable opportunity in establishing a stable business base in the Asian life insurance market.
Conversion Rate: 1 Malaysian Ringgit= 27 Yen in this letter including its appendix

Appendix
1.	Overview of the Hong Leong Group and its Insurance Subsidiary

The Hong Leong Group, a leading conglomerate in Malaysia, operates in a diverse range of industries- banking and financial services, manufacturing and distribution, property development and 14 of its subsidiaries are listed companies in Malaysia.

Its insurance arm, Hong Leong Assurance Berhad is a composite insurer and is currently wholly owned by the Hong Leong Group.

Hong Leong Assurance Berhad

Established	: December 20, 1982
Number of Branches	: 21
Shareholders	: Hong Leong Group 100%
Premium Income	:(Life insurance) 24.9 Billion Yen (FYE June 2009) Market Share: 4.9% (Non-Life Insurance) 8.2 Billion Yen(FYE June 2009) Market Share:2.5%
Hong Leong Bank Berhad

Number of Branches	: 185
Shareholders	: Hong Leong Group 64% (As of August 2009)
Total Deposits	: 1,824.8 Billion Yen (FYE June 2009)
Net Assets	: 156. 0 Billion Yen (FYE June 2009)
2.	Overview of MSIG Insurance (Malaysia) Bhd.

MSIG Insurance (Malaysia) Bhd.

Established	: April 28, 1979
Number of Branches	: 13
Shareholders	: Mitsui Sumitomo Insurance Co., Ltd. 93% (Includes indirect holdings)
Premium Income	: (Non-Life Insurance) 21.6 Billion Yen (FYE December 2009) Market Share: 6.8%

- End -

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.